The Real Brokerage Inc. Expands to Arizona

NEWS PROVIDED BY The Real Brokerage Inc. → Jun 02, 2021, 07:30 ET

Phoenix Area Real Estate Broker Kimberly Ryan Named Regional Growth Leader

TORONTO and NEW YORK, June 2, 2021 /PRNewswire/ -- The Real Brokerage Inc. (Real) (TSXV: REAX) (OTCQX: REAXF), a technology-powered real estate brokerage that has a fast-growing network of brokers, today announced it is expanding to Arizona. With this news, Real is now operating in 31 states and the District of Columbia.

As part of the expansion, Real has appointed local real estate broker, Kimberly Ryan, as regional growth leader. Kimberly has been a trusted source in the real estate industry since 2004, including serving as designated broker for a boutique brokerage, managing broker for Realty One Group, and senior vice president of agent development and education for national brokerage, eXp Realty LLC. She also served as the executive director of eXp University. She is a professional speaker, coach and certified continuing education instructor as well.

"At Real, I am looking forward to building on the education and training programs the company offers to all of its agents, as well as using smart technology to reduce complexity and increase flexibility for agents and their clients," said Ryan. "Real's model is competitive in the scope of virtual brokerages, but it's also compelling because it has a very strong value proposition for their agents. It is an extremely busy time for real estate, so I felt this was a perfect time to join the growing team."

"We are confident Kimberly's contributions to the team will help power Real in the West," said Real co-founder and CEO Tamir Poleg. "The real estate market in Arizona is growing and we see Kimberly playing a key role in building strong relationships with agents and clients in this area."

In addition, Robert Vivante will be serving as the designated broker for the state of Arizona. He comes to Real with several years of brokerage experience and is licensed as a broker in California and Arizona.

Real provides state-of-the-art technology that improves the home buying experience for buyers, sellers and agents. Agents have the ability to advance all tasks and processes related to the transaction through Real's platform, which makes for a better, quicker, and smoother operation for all parties involved.

Corporate Update

Real also announced today that pursuant to Real's stock option plan, on May 25, 2021, an aggregate of 100,000 options were granted to certain officers of Real. The options will vest over a three-year period. Additionally, on May 27, 2021, pursuant to Real's restricted share unit plan, an aggregate of 8,000 restricted share units were granted to certain officers of Real. The restricted share units will vest over a three-year period.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 31 U.S. states and the District of Columbia. Real is building the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best- in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:
The Real Brokerage Inc.

Ryan Birchmeier
ryan@therealbrokerage.com
1+201-564-4221

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to Arizona, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward- looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.